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                                      FILED BY THE MAY DEPARTMENT STORES COMPANY
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SUBJECT COMPANY: THE MAY DEPARTMENT STORES COMPANY
                                                        COMMISSION FILE NO. 1-79


The following letter was distributed to associates of The May Department Stores
Company:

                                                              February 28, 2005


         Dear Associate:

         Earlier today we announced the merger of May and Federated, a combination that will create a superb national department store. We truly believe that in the near and long term, bringing our two great companies together will best serve the interests of our respective shareholders, associates and customers.

         The first thing to understand is nothing will change immediately. We will provide you with information as soon as it is available. For now, it is really important that we do not rush to conclusions or make hasty decisions until we know more facts. There are several important steps which must occur - shareowners of both companies must vote their approval and government approvals must be received. These processes will extend at least into the fall. Until all the approvals are received and the merger is completed, May will continue to operate independently. During this time, we will learn more about the combined company's plans and opportunities. I know that this announcement creates uncertainty for all of us. Please be assured that going forward we will do our best to minimize that uncertainty. Both companies have committed teams that will enable the integration of these two great companies to be successful.

         Ensuring May's associates are well-informed and treated fairly and with respect is hugely important to both organizations. I have spoken to Terry Lundgren, Federated's CEO, and he and the entire FDS team speak of their respect and admiration for the caliber of May's people, the strength of our franchises and May's many accomplishments. This is a strategic business decision and is in no way a reflection on you.

         While we have been pursuing many of our own strategic initiatives, retailing demands we grow and evolve to offer more products and services at attractive prices to the consumer. The competitive environment has made it more and more difficult to meet both the customer's and the financial market's needs. Together with Federated, we will be better positioned to compete successfully in the retail industry. A combined May and Federated will have the economies of scale needed to deliver the choice, convenience and value our customers demand.



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         As a long-time member of the May family, I can assure you an announcement like this is difficult. After careful consideration, the Board of Directors and senior management believe the combination will make us part of a much stronger organization with a bright future while creating substantial value for our shareholders. On a personal note, I want to thank you for all your hard work and commitment in helping make May a great department store company. Your efforts in the future will be a major contributing factor to the success of the new combined company.

         Thank you,

         /s/John Dunham


                                      * * *

                           FORWARD-LOOKING STATEMENTS

         This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this document: a significant change in the timing of, or the imposition of any government conditions to, the closing of the proposed transaction; actual and contingent liabilities; and the extent and timing of the ability to obtain revenue enhancements and cost savings following the proposed transaction. Additional factors that may affect the future results of May and Federated are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.maycompany.com and www.fds.com/corporategovernance, respectively.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         In connection with the proposed transaction, a registration statement, including a proxy statement of May, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about May and Federated at http://www.sec.gov, the SEC's website. Free copies of May's SEC filings are also available on May's website at www.mayco.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799. Free copies of Federated's SEC filings are also available on Federated's website at www.fds.com/corporategovernance.

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         This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, not shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                        PARTICIPANTS IN THE SOLICITATION

         May, Federated and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from May's or Federated's stockholders with respect to the proposed transaction. Information regarding the officers and directors of May is included in its definitive proxy statement for its 2004 Annual Meetings filed with the SEC on April 22, 2004. Information regarding the officers and directors of Federated is included in its definitive proxy statement for its 2004 Annual Meetings filed with the SEC on April 15, 2004. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.



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